Media Release

MorphoSys Announces Departure of Roland Wandeler

Planegg/Munich, Germany, November 9, 2021 – MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that Roland Wandeler, Ph.D., has decided to step down from his position as Chief Operating Officer (COO) and member of the MorphoSys Management Board effective December 31, 2021 to pursue other opportunities. Following Dr. Wandeler’s departure, the commercial organization led by Joe Horvat, U.S. General Manager, will report directly to the Chief Executive Officer, Jean-Paul Kress, M.D.
Dr. Wandeler joined MorphoSys in May 2020 and has been responsible for all commercialization activities worldwide, with a focus on strengthening U.S. operations and the launch of MorphoSys’ targeted immunotherapy Monjuvi® (tafasitamab-cxix), which received accelerated approval by the FDA in July 2020.
“On behalf of the entire Supervisory Board I would like to thank Roland for his contributions to the Executive Committee, the launch of Monjuvi and the establishment of our commercial operations,” said Dr. Marc Cluzel, Chairman of the Supervisory Board of MorphoSys. “MorphoSys is now well positioned to continue its growth journey and bring breakthrough therapies to people living with cancer.”
Dr. Jean-Paul Kress, CEO of MorphoSys: “Roland’s strategic thinking, commercial leadership and general management experiences have been key to strengthening our organization and building a fully integrated biopharmaceutical company. We wish him all the best for his future endeavors.”
“It has been my honor to work with the exceptional team at MorphoSys,” said Roland Wandeler. “I appreciated the opportunity to support the launch of Monjuvi and build a team that can deliver on the full potential of this medicine. I am proud of our work to help more patients benefit from our medicines and want to thank all colleagues for their relentless efforts.”

About MorphoSys
MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya(R) (guselkumab) - developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis - became the first drug based on MorphoSys' antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company's proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.
Tremfya(R) is a registered trademark of Janssen Biotech, Inc.

About Monjuvi® (tafasitamab)
Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc.

Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional approval, in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Minjuvi® and Monjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in the EU.

XmAb® is a registered trademark of Xencor, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com

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